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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                        REDHOOK ALE BREWERY, INCORPORATED
             (Exact name of registrant as specified in its charter)

      WASHINGTON                                             91-1141254
(State of incorporation                                  (I.R.S. Employer
    or organization)                                     Identification No.)


                            3400 PHINNEY AVENUE NORTH
                         SEATTLE, WASHINGTON 98103-8624
          (Address of principal executive offices, including Zip Code)


Securities to be registered pursuant to Section 12(g) of the Act:

    Title of each class                        Name of each exchange on which
    to be so registered:                       each class is to be registered:

COMMON SHARE PURCHASE RIGHTS                      NASDAQ NATIONAL MARKET


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration file number to which this form relates: Not applicable.

         Securities to be registered pursuant to Section 12(b) of the Act: Not applicable.



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         Item 1, Description of Registrant's Securities to be registered, is hereby amended in its entirety to read as follows:

Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On May 12, 1999, Redhook Ale Brewery, Incorporated (the "Company") and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") entered into an Amended and Restated Rights Agreement, which amended and restated the Rights Agreement dated September 22, 1995. The following is a summary of the Rights (defined below) as amended by the Amended and Restated Rights Agreement (the "Rights Agreement").

         On September 22, 1995, the Board of Directors of the Company declared a dividend of one Right (the "Rights") for each outstanding share of Common Stock, par value $.005 per share, of the Company (the "Common Shares"). The Rights will be issued to the holders of record of Common Shares outstanding on October 2, 1995, with respect to Common Shares issued after October 2, 1995, until the earliest of the Distribution Date, the Redemption Date or the Expiration Date (all such terms as defined below) and in certain circumstances with respect to Common Shares issued after the Distribution Date and prior to the earlier of the Redemption Date or the Expiration Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one Common Share for $120 (the "Purchase Price"). The description and terms of the Rights are set forth in full in the Rights Agreement.

         Until the earlier to occur of: (i) 10 business days following the date that the Company learns that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares and (ii) such date as may be designated by the Company's Board following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the certificates for Common Shares outstanding as of the record date for such distribution (the "Rights Record Date"), by such Common Shares certificate.

         The Rights Agreement provides certain exceptions for beneficial ownership by Anheuser-Busch, Incorporated ("A-B"). A-B will not become an Acquiring Person under the Rights Agreement solely as the result of (i) the acquisition or purchase by A-B or its affiliates of the Company's capital stock if such acquisition does not result in A-B or its affiliates holding, in the aggregate, in excess of 30% of the outstanding Common Shares, calculated on a Fully Diluted Basis (which assumes conversion of all outstanding convertible securities and the exercise of all outstanding options and warrants, other than options granted pursuant to certain employee benefit plans),


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(ii) any involuntary acquisition by A-B resulting from a stock split, distribution, adjustment to the Series B Preferred Stock conversion ratio, rights offering or any other adjustment, (iii) increases in A-B's percentage ownership resulting from the cancellation, retirement or acquisition by the Company of its capital stock, (iv) any purchase or acquisition if A-B or its affiliates dispose of such shares within 10 business days after such purchase or acquisition, or (v) any other action if A-B eliminates the consequences of such action within 10 business days of the date it occurred.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Shares certificates issued after the Rights Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Rights Record Date, even without such notation being attached thereto, would also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone would evidence the Rights.

         The Rights will not be exercisable until the Distribution Date. The Rights will expire on September 22, 2005 (the "Expiration Date"), unless the Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The number of outstanding Rights and the number of shares of Common Shares issuable upon exercise of each Right will be subject to adjustment in the event of a split of the Common Shares or a dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of Common Shares.

         In the event a Person becomes an Acquiring Person, (except pursuant to a tender or exchange offer (i) for all outstanding Common Shares at a price and on terms that a majority of the directors determines to be fair and otherwise in the best interests of the Company and its shareholders, or (ii) resulting in acceptance by shareholders holding, in aggregate, 90% or more of the outstanding Common Shares (other than those held by an Acquiring Person, or any affiliate or associate of any Acquiring Person)) the Rights will entitle each holder of a Right (other than those held by an Acquiring Person, or any affiliate or associate of any Acquiring Person) to purchase, for the Purchase Price, that number of Common Shares which at the time of the transaction would have a market value of twice the Purchase Price. Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and non-transferable and any holder of any such right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.


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         The Rights Agreement provides that, at any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Company's Board of Directors will be permitted to exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, for a consideration per Right consisting of one-half of the securities that will be issuable at such time upon the exercise of the Right pursuant to the terms of the Rights Agreement, and without payment of the Purchase Price.

         With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Shares would be issued and, in lieu thereof, an adjustment in cash would be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

         The Rights Agreement provides that, if the Company were acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation that at the time of the transaction would have a market value of two times the Purchase Price. If the Company were acquired in a merger by, or other business combination with, or 50% or more of its assets, or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, an entity whose common shares are not registered, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option (i) that number of shares of the surviving corporation (which surviving corporation could be the Company) that at the time of the transaction would have a book value of two times the Purchase Price, (ii) that number of shares of such entity that at the time of the transaction would have a book value of two times the Purchase Price, or (iii) if such entity has an affiliate which has registered common shares, that number of common shares of such affiliate that at the time of the transaction would have a market value of two times the Purchase Price.

At any time prior to the earlier of (i) the tenth business day after the date that the Company learns that a person has become an Acquiring Person and (ii) a date designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person that could render such person a 20% beneficial owner of the Company's Common Shares (more than 30%, calculated on a fully diluted basis, if such person is A-B or one of its affiliates), the Board of Directors are permitted to redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.001 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price"). Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company will make an announcement thereof and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to


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receive the Redemption Price.

         At any time prior to the Distribution Date, the Company may, without the approval of any holder of Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date would occur and the time during which the Rights may be redeemed), except that no supplement or amendment shall be made that would reduce the Redemption Price (other than pursuant to certain adjustments therein), provide for an earlier Expiration Date or make certain changes to the definition of Acquiring Person.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.



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Item 2. EXHIBITS.

         1. Amended and Restated Rights Agreement, dated as of May 12, 1999 between Redhook Ale Brewery, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, incorporated herein by reference from Exhibit 10.39 to the Company's Form 10-Q, dated May 13, 1999.



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         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                     REDHOOK ALE BREWERY, INC.

May 13, 1999

                                     By: /s/ BRADLEY A. BERG
                                         ---------------------------------------
                                         Bradley A. Berg, Executive Vice
                                         President and Chief Financial Officer




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                                  EXHIBIT INDEX

Exhibit
Number                      Description
-------                     -----------

         1.       Amended and Restated Rights Agreement, dated as of May 12,
                  1999 between Redhook Ale Brewery, Inc. and ChaseMellon
                  Shareholder Services, L.L.C., incorporated by reference to
                  Exhibit 10.39 to the Company's Form 10-Q filed May 13, 1999.


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